SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 19, 2005

ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

This Report contains a copy of the following:

(1)	The Press Release issued on May 19, 2005

Amsterdam • May 19, 2005

ING closes transaction to sell Life of Georgia to Jackson National Life

ING Group announced today that it has closed the transaction to sell its subsidiary Life Insurance Company of Georgia (Atlanta, USA), to Prudential PLC’s subsidiary, Jackson National Life Insurance Company.

The transaction, which was announced on 18 November 2004, has received all appropriate regulatory approvals.

The transaction is expected to reduce required capital by EUR 225 million for ING Group and should improve the debt-equity ratio by 70 basis points. The estimated loss from this transaction to be recorded during the quarter end 30 June 2005, under International Financial Reporting Standards is approximately EUR 40 million after tax. In addition, there were certain transaction related charges provisioned during the quarter ended 31 December 2004 totaling EUR 18 million after tax. The loss on the transaction is less than previously anticipated.

Press enquiries:
Dailah Nihot, ING Group, +31 20 541 6516, dailah.nihot@ing.com
Dana Ripley, ING Americas, +1 770 980 4865, dana.ripley@us.ing.com

ING is a global financial institution of Dutch origin offering banking, insurance and asset management to over 60 million private, corporate and institutional clients in over 50 countries. With a diverse workforce of over 113,000 people, ING comprises a broad spectrum of prominent companies that increasingly serve their clients under the ING brand.

Certain of the statements contained in this release are statements of future expectations and other forward-looking statements. These expectations are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING’s core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates, (viii) general competitive factors, (ix) changes in laws and regulations, and (x) changes in the policies of governments and/or regulatory authorities. ING assumes no obligation to update any forward-looking information contained in this document.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)

By:	/s/H. van Barneveld

H. van Barneveld
General Manager Corporate Control & Finance

By:	/s/C. Blokbergen

C. Blokbergen
Corporate Legal, Compliance & Security Department
Head Legal Department

Dated: May 19, 2005